 DOCUMENT TYPE SC 13G
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Name of Issuer: STRATEGIC HOTEL CAPITAL, INC.
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 86272T106

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: 174,274 See Exhibit A
6) Shared Voting Power: 3,600,582 See Exhibit A
7) Sole Dispositive Power: 174,274 See Exhibit A
8) Shared Dispositive Power: 3,600,582 See Exhibit A

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:
3,774,856 See Exhibit A

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
14.4 See Exhibit A

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

STRATEGIC HOTEL CAPITAL, INC.

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

STRATEGIC HOTEL CAPITAL, INC. 77 West Wacker Drive Suite 4600 Chicago, IL 60601

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

86272T106

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: 3,774,856 See Exhibit A

(b) Percent of Class: 14.4

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or    174,274  See Exhibit A
to direct the vote

Shared power to vote or   3,600,582  See Exhibit A
to direct the vote

Sole power to dispose or  174,274 See Exhibit A
to direct disposition

Shared power to dispose   3,600,582  See Exhibit A
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

See Exhibit A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Frank Adamo
Second Vice President

Date: 07/09/2004
As of: 06/30/2004

Exhibit A
--------------

ITEM 4. OWNERSHIP:

Percentage is based upon 26,254,100 shares of Common Stock issued and outstanding as of June 29, 2004, as disclosed in the Issuer's final prospectus dated June 23, 2004 filed with the Securities and Exchange Commission, comprised of (a) 17,600,000 shares issued in the Issuer's initial public offering and (b) 8,654,100 shares issued in exchange for an equal number of units of interest ('Units') in Strategic Hotel Capital LLC, a Delaware limited liability company ('SHC LLC'), of which the Issuer is the general partner.

Does not include Units in SHC LLC of which the reporting person may be deemed the beneficial owner. Under the rules issued by the Securities and Exchange Commission regarding beneficial ownership of securities, beneficial ownership of Common Stock includes (i) any shares as to which the reporting person has sole or shared voting power or investment power and (ii) any shares which the reporting person has the right to acquire at or within 60 days of the date as of which beneficial ownership is determined. The reporting person has excluded the Units in determining beneficial ownership of the Common Stock under Rule 13d-3 because, pursuant to the limited liability company agreement of SHC LLC, holders of Units do not have the right to require the Issuer to exchange the Units for shares of Common Stock.

ITEM 6. OWNERSHIP:

Prudential Financial, Inc. through its beneficial ownership of the Prudential
Insurance Company of America ("PICOA") may be deemed to presently hold 174,274 shares of Issuer's common stock for the benefit of PICOA's general account.

Prudential Financial, Inc. may be deemed the beneficial owner of securities beneficially owned by the Item 7 listed entities and may have direct or indirect voting and/or investment discretion over 3,600,582 shares which are held for it's own benefit or for the benefit of its clients by its separate accounts, externally managed accounts, registered investment companies, subsidiaries and/or other affiliates.  Prudential Financial, Inc.  is reporting the combined holdings of these entities for the purpose of administrative convenience.

These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.  The filing of this statement should not be construed as an admission that Prudential
Financial, Inc. is, for the purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of these shares.

ITEM 7. IDENTIFICATION/CLASSIFICATION:

Prudential Financial, Inc. is a Parent Holding Company and the direct or indirect parent of the following Registered Investment Advisers and Broker Dealers:

           The Prudential Insurance Company of America         IC,IA
           Prudential Investment Management, Inc.              IA
           Jennison Associates LLC                             IA
           The Prudential Asset Management Company, Inc.       IA
           Prudential Investments LLC                          IA
           Prudential Private Placement Investors, L.P.        IA,PN
           Prudential Equity Investors, Inc.                   IA
           PRUCO Securities, LLC                               IA,BD
           Prudential Bank & Trust, F.S.B.                     IA,SA
           GRA (Bermuda) Limited                               IA
           PRICOA Property Investment Management Limited       IA
           Prudential Investment Management Services LLC       BD
           Prudential Equity Group, LLC.          IA,BD
           American Skandia Investment Services, Inc.         IA
           American Skandia Advisory Services, Inc.         IA
           American Skandia Marketing, Inc.          BD
   Quantitative Management Associates LLC         IA
           Prudential Retirement Brokerage Services, Inc.      IA,BD
   Global Portfolio Strategies, Inc.          IA